EXHIBIT 1

IIJ Announces Partial Amendments to FY2008 Consolidated Financial Results

TOKYO, May 22, 2009 (GLOBE NEWSWIRE) -- Internet Initiative Japan Inc. ("IIJ") (Nasdaq:IIJI) (TSE1: 3774) today announced that it has amended part of the consolidated balance sheets in its consolidated financial results for the fiscal year ended March 31, 2009 ("FY2008"), which was announced on May 15, 2009.

Please be advised that reclassifications were made on assets in the consolidated balance sheets as of March 31, 2009 and the amendments on consolidated statements of cash flows. These amendments to the consolidated financial statements do not affect (1) total assets, total liabilities and total shareholders' equity in the consolidated balance sheets as of March 31, 2009, (2) consolidated statements of income, (3) the total amount of net cash provided by operating activities, net cash used in investing activities and net cash used in financing activities in the consolidated statements of cash flows and (4) consolidated statements of shareholders' equity.

 1. Partial amendments

 (1) Advances to equity method investees (JPY34,545 thousand) which was classified in "Investments in and advances to equity method investees" has been reclassified to "Other assets" in the
     consolidated balance sheets as of March 31, 2009. Due to this reclassification, "Investments in and advances to equity method investees" was renamed to "Investments in equity method
     investees" and postscripts related to allowance for doubtful accounts has also been amended. Due to this reclassification, consolidated balance sheets as of March 31, 2008 has also been reclassified.

 (2) JPY171,205 thousand which was recognized in "Loss on disposal of property and equipment" has been corrected to "Depreciation and amortization" in the operating activities of the consolidated statements of cash flows. The same correction was made in the operating activities of the quarterly consolidated statements of cash flows of the 4th quarter FY2008 reference material.
     "Adjusted EBITDA" and "Depreciation and amortization" of the 4th quarter FY2008 reference material has also been changed.

 (3) JPY3,415 thousand which was recognized in "Proceeds from sales and redemption of short-term and other investment" has been corrected to "Proceeds from sales of available-for-sale
     securities" in the investing activities of the consolidated statements of cash flows. The same reclassification was made in the investing activities of the quarterly consolidated statements of cash flows of the 4th quarter FY2008 reference material.

 2. Content of amendments

 The figures underlined in the following pages are amended.

 Amendments for (1)

 <p.9>
 Consolidated Balance Sheets (Unaudited)

 (Before amendment)

                      As of March 31, 2008     As of March 31, 2009
                                           Thousands
                          Thousands    %    of U.S.   Thousands    %
                           of JPY           Dollars    of JPY
 ASSETS

 INVESTMENTS IN AND
  ADVANCES TO EQUITY
  METHOD INVESTEES, net
  of loan loss valuation
  allowance of JPY16,701
  thousand at March 31,
  2008 and March 31,
  2009, respectively        991,237    1.8    9,906     982,171    1.9
                            -------    ---    -----     -------    ---

 OTHER ASSETS, net of
  allowance for doubtful
  accounts of JPY 64,796
  thousand and JPY 72,800
  thousand at March 31,
  2008 and March 31,
  2009, respectively      4,177,162    7.5   39,950   3,960,997    7.5
                         ----------    ---   ------   ---------    ---

 TOTAL                   55,702,546  100.0  527,496  52,301,199  100.0

 (After amendment)

                      As of March 31, 2008     As of March 31, 2009
                                           Thousands
                          Thousands    %    of U.S.   Thousands    %
                           of JPY           Dollars    of JPY
 ASSETS

 INVESTMENTS IN EQUITY
  METHOD INVESTEES          956,692    1.7    9,557     947,626    1.8
                            -------    ---    -----     -------    ---
 OTHER ASSETS, net of
  allowance for doubtful
  accounts of JPY81,497
  thousand and JPY89,501
  thousand at March 31,
  2008 and March 31,
  2009, respectively      4,211,707    7.6   40,298   3,995,542    7.6
                         ----------    ---   ------   ---------    ---

 TOTAL                   55,702,546  100.0  527,496  52,301,199  100.0

 Amendments for (2)

 <p.14>
 Consolidated Statements of Cash Flows (Unaudited), OPERATING
 ACTIVITIES:

 (Before amendment)
                              Fiscal Year
                                 Ended
                               March 31,       Fiscal Year Ended
                                 2008            March 31, 2009

                             Thousands of   Thousands of  Thousands of
                                  JPY       U.S. Dollars      JPY

 OPERATING ACTIVITIES:

  Depreciation and
   amortization                 4,774,804         53,044     5,259,296
                                                  ------     ---------

  Loss on disposal of
   property and equipment          72,086          6,195       614,224
                                                   -----       -------

   Net cash provided by
    operating activities        4,537,746         87,049     8,630,869

 (After amendment)
                              Fiscal Year
                                 Ended
                               March 31,       Fiscal Year Ended
                                 2008            March 31, 2009

                             Thousands of   Thousands of  Thousands of
                                  JPY       U.S. Dollars      JPY

 OPERATING ACTIVITIES:

  Depreciation and
   amortization                 4,774,804         54,771     5,430,501
                                                  ------     ---------

  Loss on disposal of
   property and equipment          72,086          4,468       443,019
                                                   -----       -------

   Net cash provided by
    operating activities        4,537,746         87,049     8,630,869

 <p.17>
 Reconciliation of Non-GAAP Financial Measures

 (Before amendment)
                                                4Q08          4Q07
                                            JPY millions  JPY millions

 Adjusted EBITDA                                   2,379         3,101
                                                   -----

 Depreciation and Amortization                     1,306         1,293
                                                   -----

 (After amendment)
                                                4Q08          4Q07
                                            JPY millions  JPY millions

 Adjusted EBITDA                                   2,550         3,101
                                                   -----

 Depreciation and Amortization                     1,477         1,293
                                                   -----

 <p.20>
 Quarterly Consolidated Statements of Cash Flows (Unaudited),
 OPERATING ACTIVITIES:

 (Before amendment)

                             Three Months
                                 Ended
                               March 31,        Three Months Ended
                                 2008             March 31, 2009

                             Thousands of   Thousands of  Thousands of
                                  JPY       U.S. Dollars      JPY
 OPERATING ACTIVITIES:

  Depreciation and
   amortization                 1,293,410         13,168     1,305,653
                                                  ------     ---------

  Loss on disposal of
   property and equipment          56,404          4,543       450,452
                                                   -----       -------

   Net cash provided by
    operating activities        4,083,239         33,081     3,280,002

 (After amendment)

                             Three Months
                                 Ended
                               March 31,        Three Months Ended
                                 2008             March 31, 2009

                             Thousands of   Thousands of  Thousands of
                                  JPY       U.S. Dollars      JPY
 OPERATING ACTIVITIES:

  Depreciation and
   amortization                 1,293,410         14,895     1,476,858
                                                  ------     ---------

  Loss on disposal of
   property and equipment          56,404          2,816       279,247
                                                   -----       -------

   Net cash provided by
    operating activities        4,083,239         33,081     3,280,002

 Amendments for (3)

 <p.14>
 Consolidated Statements of Cash Flows (Unaudited), INVESTING
 ACTIVITIES:

 (Before amendment)

                              Fiscal Year
                                 Ended
                               March 31,       Fiscal Year Ended
                                 2008            March 31, 2009

                             Thousands of   Thousands of  Thousands of
                                 JPY        U.S. Dollars      JPY

 INVESTING ACTIVITIES:

  Proceeds from sales of
   available-for-sale
   securities                     616,920              0             2
                                                       -             -

  Proceeds from sales and
   redemption of short-term
   and other investments           69,722          1,159       114,924
                                                   -----       -------

   Net cash used in
    investing activities       (5,443,766)       (33,566)   (3,328,072)

 (After amendment)
                              Fiscal Year
                                 Ended
                               March 31,       Fiscal Year Ended
                                 2008            March 31, 2009

                             Thousands of   Thousands of  Thousands of
                                 JPY        U.S. Dollars      JPY

 INVESTING ACTIVITIES:

  Proceeds from sales of
   available-for-sale
   securities                     616,920             34         3,417
                                                      --         -----

  Proceeds from sales and
   redemption of short-term
   and other investments           69,722          1,125       111,509
                                                   -----       -------

   Net cash used in investing
    activities                 (5,443,766)       (33,566)   (3,328,072)

 <p.20>
 Quarterly Consolidated Statements of Cash Flows (Unaudited),
 INVESTING ACTIVITIES:

 (Before amendment)

                             Three Months
                                 Ended
                               March 31,        Three Months Ended
                                 2008             March 31, 2009

                             Thousands of   Thousands of  Thousands of
                                  JPY       U.S. Dollars      JPY

 INVESTING ACTIVITIES:

  Proceeds from sales of
   available-for-sale
   securities                          --              0             2
                                                       -             -

  Proceeds from sales and
   redemption of short-term
   and other investments           49,143            666        66,042
                                                     ---        ------
   Net cash used in investing
    activities                   (380,424)        (4,054)     (401,954)

 (After amendment)

                             Three Months
                                 Ended
                               March 31,        Three Months Ended
                                 2008             March 31, 2009

                             Thousands of   Thousands of  Thousands of
                                  JPY       U.S. Dollars      JPY

 INVESTING ACTIVITIES:

  Proceeds from sales of
   available-for-sale
    securities                         --             34         3,417
                                                      --         -----

  Proceeds from sales and
   redemption of short-term
   and other investments           49,143            632        62,627
                                                     ---        ------

   Net cash used in investing
    activities                   (380,424)        (4,054)     (401,954)

About IIJ

Founded in 1992, Internet Initiative Japan Inc. ("IIJ") (Nasdaq:IIJI) (TSE1: 3774) is one of Japan's leading Internet-access and comprehensive network solutions providers. IIJ and its group of companies provide total network solutions that mainly cater to high-end corporate customers. The company's services include high-quality systems integration and security services, Internet access, hosting/housing, and content design. Moreover, the company has built one of the largest Internet backbone networks in Japan, and between Japan and the United States. IIJ was listed on NASDAQ in 1999 and on the First Section of the Tokyo Stock Exchange in 2006. For more information about IIJ, visit the IIJ Web site at http://www.iij.ad.jp/en/.

The Internet Initiative Japan Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=4613

The statements within this release contain forward-looking statements about our future plans that involve risk and uncertainty. These statements may differ materially from actual future events or results. Readers are referred to the documents furnished by Internet Initiative Japan Inc. with the SEC, specifically the most recent reports on Forms 20-F and 6-K, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

CONTACT:  IIJ
          Investor Relations
          +81-3-5259-6500
          ir@iij.ad.jp
          http://www.iij.ad.jp/